Exhibit 99.1

AgileThought Names Industry Veteran Amit Singh as Chief Financial Officer
Irving, Texas (May 2, 2022) - AgileThought, Inc. ("AgileThought" or the “Company”) (Nasdaq: AGIL), a global provider of digital transformation services, custom software development, and next-generation technologies, today announces that Amit Singh has been appointed as the Company’s chief financial officer (CFO), effective May 2, 2022. Mr. Singh brings deep knowledge of the IT Services industry, and broad financial, advisory, and operational experience spanning over 15 years, including most recently as Head of Finance, US & Global Head of Investor Relations at Globant S.A
“Amit is a proven finance leader who brings a unique combination of strategic thought and a deep knowledge of working with the financial community, along with a track record of value creation for shareholders,” said Manuel Sanderos, AgileThought CEO. “I look forward to partnering with Amit as we continue to execute our strategy to continue our growth trajectory and achieve our goal of leadership in every area in which we compete.”
“I have admired AgileThought’s growth and leadership in digital transformation services and believe its strategy, culture, and depth of talent, along with its Latin American delivery operations, positions the Company to capitalize on its technical leadership,” commented Mr. Singh. “I look forward to working with Manuel and the rest of the leadership team to help drive the strategy forward and create long-term value for shareholders.”
Prior to his role at Globant, Mr. Singh served in various leadership roles serving the investment community and corporate clients. Mr. Singh holds a master’s degree in business administration from Northwestern University – Kellogg School of Management and a master’s of science degree in aerospace engineering from University of Maryland. He also completed an executive education program for CFOs at Harvard’s Business School Executive Education program.
Additionally, Ana Hernandez will transition from interim CFO to Chief Operations Finance Officer, reporting to Amit.
Mr. Sanderos added: “I want to thank Ana for her contributions during the interim period. Her new role is an integral part of our strategy moving forward to focus on transforming our financial operations.”
About AgileThought, Inc.
AgileThought is a leading pure-play provider of agile-first software at scale, end-to-end digital transformation, and consulting services to Fortune 1000 customers with diversity across end-markets and industry verticals. For over 20 years, Fortune 1000 companies have trusted AgileThought to solve their digital challenges and optimize mission-critical systems to drive business value. AgileThought's solution architects, developers, data scientists, engineers, transformation consultants, automation specialists, and other experts located across the United States and Latin America deliver next-generation software solutions that accelerate the transition to digital platforms across business processes. For more information, visit https://agilethought.com/.

AgileThought Contact:
Chris Desautelle, Investor Relations
investorrelations@agilethought.com